UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENEL AMÉRICAS S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

50 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29274F104

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Giulio Fazio

Head of Legal and Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29274F104	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 29,762,213,531 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 29,762,213,531 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,762,213,531 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.13% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29274F104	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Iberoamérica, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 29,762,213,531 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 29,762,213,531 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,762,213,531 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.13% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29274F104	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 19,794,583,473 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 19,794,583,473 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,583,473 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.01% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Page 5 of 8 Pages

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D, which was originally filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2014 (“Schedule 13D”) with respect to the shares of Common Stock, no par value (the “Common Stock”), of Enel Américas S.A., a Chilean sociedad anónima formerly known as Enersis Américas S.A. (“Enel Américas” or the “Issuer”), and American Depositary Shares (“ADSs”) of Enel Américas, each representing 50 shares of Common Stock of Enel Américas, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on August 12, 2016 as specifically set forth herein.

Except as set forth below, all previous Items are unchanged.

Item 2. Identity and Background.

The first paragraph in Item 2 is hereby amended and restated to read as follows:

This Statement is being filed jointly by Enel S.p.A. (“Enel”), an Italian societá per azioni; Enel Iberoamérica, S.R.L. (“EIA”), a Spanish sociedad de responsibilidad limitada, formerly named Enel Energy Europe, S.R.L. (“EEE”); and Enel Latinoamérica, S.A. (“ELA”), a Spanish sociedad anónima, formerly named Endesa Latinoamérica S.A. (collectively, the “Reporting Persons”). ELA is wholly owned by EIA and EIA is wholly owned by Enel. EIA and ELA hold directly 51.13% and 34.01% of Enel Américas, respectively.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 4. Purpose of Transaction.

Paragraphs 5 and 6 of Item 4 of Schedule 13D are hereby amended and restated to read as following:

The previously disclosed merger of the Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) with and into Enel Américas (the “Merger”), which was approved by the shareholders of Enel Américas, Endesa Américas and Chilectra Américas on September 28, 2016, became effective on December 1, 2016. As a result of the effectiveness of the Merger, Endesa Américas and Chilectra Américas ceased to exist as separate corporate entities and Enel Américas continues as the surviving company. In connection with the Merger, holders of Endesa Américas shares and ADSs (other than Enel Américas) will receive 2.8 shares of Enel Américas for each Endesa Américas share and 1.68 ADSs of Enel Américas for each Endesa Américas ADS, respectively. The holders of Chilectra Américas (other than Enel Américas) will receive 4.0 shares of Enel Américas for each Chilectra Américas share. In addition, on November 9, 2016, the Issuer purchased 119,092,152 shares of Common Stock of the Issuer from stockholders of the Issuer that exercised their statutory merger dissenters’ withdrawal rights in connection with Merger. Such purchase was made using a portion of the proceeds of the Issuer’s $600 million registered bond offering completed on October 25, 2016.

Page 6 of 8 Pages

The Reporting Persons, as majority shareholders of the Issuer, had and continue to have control over the Issuer, both prior to and after the Merger. The Reporting Persons intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. The Reporting Persons specifically reserve the right to propose changes in the board of directors or management of the Issuer, to purchase or sell, or to cause their affiliates to purchase or sell, shares of Enel Américas Common Stock or ADSs, to engage in short selling or any hedging or similar transaction with respect to Enel Américas Common Stock or ADSs, or to change their intentions with respect to any and all matters referred to in this Item 4, although the Reporting Persons do not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Persons might undertake in respect of Enel Américas Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

Page 7 of 8 Pages

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated to read in their entirety as follows:

(a)    As described in Item 2 above, Enel wholly owns EIA, which wholly owns ELA. EIA and ELA hold 51.13% and 34.01% of Enel Américas, respectively. As of December 1, 2016, Enel Américas had 58,205,883,235 shares of Common Stock outstanding. Enel beneficially owned 29,762,213,531 shares of Common Stock of Enel Américas, representing 51.13% of the Common Stock of Enel Américas outstanding as of such date.

(c)     Except as described in this Amendment, there have been no transactions in shares of Common Stock of Enel Américas or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock of Enel Américas, by the Reporting Persons, since the date that is 60 days prior to the date of this Amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D filed on August 12, 2016).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2016	ENEL S.P.A.

	By:	/s/ Alberto de Paoli
		Name:	Alberto de Paoli
		Title:	Chief Financial Officer